Calculation of Filing Fee Tables

SC TO-I

(Form Type)

iDirect Private Markets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$57,543,459.05	$138.10	$7,946.75
Fees Previously Paid	-		-
Total Transaction Valuation	$57,543,459.05
Total Fees Due for Filing			$7,946.75
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$7,946.75